FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of April, 2005
Commission File Number: 000-33143

CLAXSON INTERACTIVE GROUP INC.

(Translation of Registrant’s Name into English)

Avenida Melian 2752, C1430EYH, Buenos Aires, Argentina

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

CLAXSON INTERACTIVE GROUP INC.
Form 6-K

Item	Page

Item 1. Press Release Announcing Claxson’s Sale of Chilevision to Bancard	3

Signatures	4

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Item 1. Press Release Announcing Claxson’s Sale of Chilevision to Bancard

FOR IMMEDIATE RELEASE

Claxson sells Chilevision to Bancard and will focus its next investments on Pay TV.

Miami, April 18, 2005 — Claxson Interactive Group Inc. (XSONF.OB) announced today the closing on April 14, 2005 of the sale of 100% of the share capital of Red de Television Chilevision S.A. (“Chilevision”) to Bancard Inversiones Limitada and Inversiones Bancorp Limitada.

Claxson sold Chilevision after it successfully turned around its operation. Claxson intends to increase its focus on its Pay TV business and provide funds for investment opportunities in such division for Latin America and new markets.

The transaction valued Chilevision at $23.9 million, including financial and other debt assumed by the buyer of $5.6 million.

“The completion of the sale of Chilevision is very rewarding as it was made possible by the excellent results achieved by the channel over the last few years. In 2002, the channel was losing over $1.5 million a year. Two years later, in 2004, the channel made a profit of about $2.5 million. This proves that our investment and the management team we put together at Chilevision have been successful”, said Roberto Vivo, Chairman and CEO of Claxson.

Over the last two years, Chilevision was the fastest-growing broadcast TV channel in Chile. Its sales grew by 61.0%, ratings increased by 34.7%, and its advertising share increased as well.

“Four years ago, when Claxson took over the channel, we faced major challenges. The goal was to turn the channel into an active competitor in the industry and a relevant social player in Chile; it is clear that we have achieved both”, said Vivo.

About Claxson

     Claxson (XSONF.OB) is a multimedia company that provides and distributes branded entertainment content to Spanish and Portuguese audiences around the world. The company has a portfolio of well-known branded entertainment options distributed on multiple platforms, including pay TV, broadcast TV, radio and Internet. The company’s headquarters are located in Buenos Aires and Miami, and it has a presence in the U.S. and all major Latin American countries, including without limitation Argentina, Mexico, Chile, Brazil, Spain and Portugal. Claxson’s principal shareholders are the Cisneros Group of Companies and funds affiliated with Hicks, Muse, Tate & Furst, Inc.

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Press contact:

Juan Iramain
Communications VP
54 11 4339 3701
jiramain@claxson.com

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SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLAXSON INTERACTIVE GROUP INC. _____________________________________ (Registrant)
Date: April 20, 2005	By:	/s/ Roberto Vivo-Chaneton
		Name:	Roberto Vivo-Chaneton
		Title:	Chief Executive Officer

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